Exhibit 99.1

Policy with Respect to Repurchase of Adviser’s and Special Limited Partner’s Common Stock and Operating Partnership Units

Adopted on November 9, 2023

It shall be a policy of Invesco Real Estate Income Trust Inc. (the “Company”) with respect to any shares of common stock or operating partnership units of Invesco REIT Operating Partnership LP (“OP units”) received by Invesco Advisers, Inc. (the “Adviser”) or Invesco REIT Special Limited Partner L.L.C. (the “Special Limited Partner”) as payment of its management fee or performance participation allocation, respectively, that the independent directors of the Company provide oversight of the repurchase activity with respect to such shares or OP units in the form of a quarterly review. In addition, the approval of the independent directors of the Company is required for any repurchase request of the Adviser or the Special Limited Partner that, when combined with any repurchase requests submitted by stockholders of the Company through the share purchase plan of the Company (the “SRP”), would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any such approval must find that the repurchase of the Adviser’s shares or OP units, or the Special Limited Partner’s OP units in excess of the SRP limits would not impair the capital or operations of the Company and be consistent with the fiduciary duties of the independent directors.